SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 7)

Cintas Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

172908 10 5

(CUSIP Number)

F. Mark Reuter, Esq.

Keating Muething & Klekamp PLL

One East Fourth Street, 14th Floor

Cincinnati, Ohio 45202

(513) 579-6469

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 172908 10 5	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Scott D. Farmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,479,546 – see item 5
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,479,546 – see item 5
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,479,546 – see item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 172908 10 5	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Summer Hill Partners, LLLP – 27-0228576
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,376,387 – see item 5
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,376,387 – see item 5
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,376,387 – see item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 172908 10 5	Page 4 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Summer Hill Partners II, LLC – 46-3242520
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,912,800 – see item 5
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,912,800 – see item 5
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,912,800 – see item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON* IN

This Amendment No. 7 (this “Amendment”) amends and supplements the Statement on Schedule 13D (filed on or about June 11, 2009, as amended by Amendment No. 1 filed on or about May 4, 2011, Amendment No. 2 filed on or about February 8, 2013, Amendment No. 3 filed on or about August 2, 2013, Amendment No. 4 filed on or about November 4, 2014, Amendment No. 5 filed on or about August 10, 2015, and Amendment No. 6 filed on or about July 22, 2016 (the “Schedule 13D”) relating to the shares of the common stock, no par value per share (the “Common Stock”), of Cintas Corporation, a Washington corporation whose principal executive offices are located at 6800 Cintas Boulevard, Cincinnati, Ohio 45262-5737 (the “Issuer”), previously filed by Scott D. Farmer and Summer Hill Partners, LLLP who, along with Summer Hill Partners II, LLC are hereinafter collectively referred to as the “Reporting Persons.”

Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 5.	Interest in Securities of Issuer.

Item 5 is hereby amended as follows:

(a)	See Items 11 and 13 on page 2 of this Schedule 13D.

(b)	See Items 7, 9 and 11 on page 2 of this Schedule 13D.

(c)	No transactions in Cintas Stock were effected during the past 60 days.

The shares of Cintas Common Stock in 5(a) and 5(b) above include 289,821 shares held directly by Mr. Farmer and his spouse; 209,515 stock options held by Mr. Farmer that are exercisable within 60 days; 689,859 shares held indirectly by Mr. Farmer through a limited liability company, a limited partnership and through trusts for the benefit of Mr. Farmer and members of his immediate family over which Mr. Farmer serves as trustee; 1,164 shares held in the Issuer’s employee stock ownership plan; and 9,376,387 shares held by Summer Hill Partners, LLLP and 3,912,800 shares held by Summer Hill Partners II, LLC. While Mr. Farmer may be deemed to have or share voting or dispositive power with respect to shares owned by Summer Hill Partners, LLLP and Summer Hill Partners II, LLC, he disclaims beneficial ownership of such shares of Cintas Common Stock except to the extent of his pecuniary interest in such shares.

******

Page 5 of 6 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Dated: December 28, 2020

/s/ Scott D. Farmer
Name: SCOTT D. FARMER

SUMMER HILL PARTNERS, LLLP

By:	/s/ Scott D. Farmer
Scott D. Farmer, on behalf of the General Partner

SUMMER HILL PARTNERS II, LLC

By:	/s/ Scott D. Farmer
Scott D. Farmer, Manager

Page 6 of 6 Pages